SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 MARKET NOTICEOF THE PUBLIC OFFERING FOR DISTRIBUTION, OF THE 10TH (TENTH) ISSUE OF SIMPLE DEBENTURES, NOT CONVERTIBLE INTO SHARES, OF THE UNSECURED TYPE, IN UP TO 2 (TWO) SERIES, FOR PUBLIC DISTRIBUTION, UNDER THE AUTOMATIC REGISTRATION RITE, OFAXIA ENERGIA S.A. CNPJ no. 00.001.180/0001-26in the total amount of, initially, R$ 1,600,000,000.00 (one billion and six hundred million reais), without considering the Additional Lot Option (as defined below)ISIN CODE OF THE FIRST SERIES DEBENTURES: BRAXIADBS0G9 ISIN CODE OF THE SECOND SERIES DEBENTURES: BRAXIADBS0H7Risk Classification (Rating) of the Issuance to be performed by Standard & Poor’s*The risk rating must be obtained prior to registration of the Offer and communicated to the market in accordance with CVM Resolution 160.DISCLOSURE OF A PROSPECTUS WAS WAIVED, PURSUANT TO ITEM I OF ARTICLE 9, AND OF THE INFORMATION SHEET, IN ACCORDANCE WITH §1 OF ARTICLE 23, BOTH OF CVM RESOLUTION 160 (AS DEFINED BELOW) FOR THE EXECUTION OF THIS OFFER (AS DEFINED BELOW).1 SECURITY OFFERED AND IDENTIFICATION OF THE OFFERORAXIA ENERGIA S.A., a corporation registered as a securities issuer, category “A”, with the Brazilian Securities and Exchange Commission (“CVM”), in an operational phase, headquartered in the city of Rio de Janeiro, state of Rio de Janeiro, at Avenida Graça Aranha, nº 26, Loja A, Centro, CEP 20.030-900, registered in the National Register of Legal Entities of the Ministry of Finance (“CNPJ”) under number 00.001.180/0001-26, with its articles of incorporation registered with the Board of Trade of the State of Rio de Janeiro (“JUCERJA”) under NIRE 33.300.346.767 (“Issuer”), together with ITAÚ BBA ASSESSORIA FINANCEIRA S.A., a corporation, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 3.500, 1º, 2º, 3º (Parte), 4º e 5º Andares, registered with the CNPJ under number 04.845.753/0001-59 (“Lead Coordinator”), BANCO SANTANDER (BRASIL) S.A., a financial institution that is part of the securities distribution system, with an office in the City of São Paulo, State of São Paulo, at Avenida Presidente JuscelinoKubitschek, No. 2,041 and 2,235, 24th floor, CEP 04.543-011, enrolled with the CNPJ under No. 90.400.888/0001- 42 (“Santander”), BANCO BRADESCO BBI S.A., a financial institution that is part of the securities distribution system, headquartered in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitschek, No. 1,309, 5th floor, CEP 04.543-011, enrolled with the CNPJ under No. 06.271.464/0073-93 (“Bradesco BBI”), and UBS BB CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A., a financial institution belonging to the UBS BB SERVIÇOS DE ASSESSORIA FINANCEIRA E PARTICIPAÇÕES S.A. group, and a member of the securities distribution system, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 4.440, 4º andar (parte), Itaim Bibi, CEP 04.538-132, enrolled with the CNPJ under No. 02.819.125/0001-73, herein represented under the terms of its bylaws (“UBS BB” and, together with the Lead Coordinator, Santander and Bradesco BBI, the “Coordinators”), hereby announce, pursuant to article 57 of CVM Resolution No. 160, of July 13, 2022, as in force ("CVM Resolution 160"), that, as of the present date, the following is available on the market: a public offering for the distribution of, initially, 1,600,000 (one million and six hundred thousand) simple debentures, not convertible into shares, of the unsecured type, in up to 2 (two) series, of the 10th (tenth) issuance of the Issuer ("Issue" and "Debentures", respectively), with a nominal unit value of R$1,000.00 (one thousand reais), on the date of issue, that is, July 15, 2026 ("Issue Date"), totaling, on the Issue Date, the amount of, initially, R$1,600,000,000.00 (one billion and six hundred million reais) ("Initial Issue Amount"), observing that the Issuer, as previously decided with the Coordinators, may increase the number of Debentures originally offered, by up to 25% (twenty-five percent), that is, up to 400,000 (four hundred thousand) Debentures, equivalent to the amount of up to R$400,000,000.00 (four hundred million reais) ("Additional Lot Option") according to the demand verified in the Bookbuilding Procedure (as defined below). The Debentures will be intended exclusively for professional investors, as defined under the terms of articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended (“Professional Investors”), and are therefore subject to the automatic registration procedure for a public offering for the distribution of securities, pursuant to article 25 and article 26, item IV, item “a”, of CVM Resolution 160, article 19 of Law No. 6,385, of December 7, 1976, as amended, and other applicable legal and regulatory provisions ("Offer"), as provided for in the "Private Instrument of Indenture of the 10th (Tenth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 2 (Two) Series, for Public Distribution, under the Automatic Registration Rite, of AXIA Energia S.A." ("Indenture"), entered into on June 26, 2026, between the Issuer and PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, a financial institution, headquartered in the city of Rio de Janeiro, state of Rio de Janeiro, at Avenida das Américas, nº 4.200, bloco 8, ala B, salas 302, 303 e 304, CEP: 22.640-102, enrolled with the CNPJ under No. 17.343.682/0001-38, as fiduciary agent, representing the body of Debenture Holders.In addition, the procedure for collecting investment intentions, organized by the Coordinators, with or without receiving reserves, without minimum or maximum lots, will be adopted to verify the demand for the Debentures, in order to define, in agreement with the Issuer, (i) the final number of Debentures in each Series, considering the possible exercise of the Additional Lot Option and observing the Minimum Amount (as defined below); (ii) the existence of the First Series Debentures and the Second Series Debentures; (iii) the final rate of Remuneration of the Debentures of each Series, observing the Ceiling Rate of each Series; and (iv) the total amount of the Issue, considering the possible exercise of the Additional Lot Option (" Bookbuilding Procedure").For the purposes of the Offer, “Minimum Amount” means the amount of R$250,000,000.00 (two hundred and fifty million reais), corresponding to 250,000 (two hundred and fifty thousand) Debentures,which must be observed as a condition for issuance of the Second Series. If, after the Bookbuilding Procedure, the Minimum Amount is not reached, the Second Series will not be issued, and the corresponding volume will be allocated to the First Series, under the terms of the Communicating Vessel System.2 WAIVER OF PROSPECTUS AND OFFER INFORMATION SHEETThe Debentures shall be offered exclusively to Professional Investors, therefore disclosure of a prospectus and information sheet and the use of an Offering acceptance document are waived, pursuant to article 9, item I and paragraph 3, and article 23, paragraph 1, both of CVM Resolution 160.3 AUTOMATIC REGISTRATION PROCEDURE FOR DISTRIBUTIONThe Offer will be made under the automatic registration procedure and has not been submitted to the prior analysis of the Brazilian Association of Financial and Capital Market Entities (“ANBIMA”) or any regulatory or self-regulatory entity, pursuant to article 26, item IV, item “a”, and article 27, item I, both of CVM Resolution 160, considering that (i) the Issuer qualifies as a frequent issuer of fixed income securities – EFRF, as it is an issuer with great exposure to the market – EGEM, as provided for in item I, article 38-A of CVM Resolution No. 80, of March 29, 2022, as in force; (ii) the Debentures are non-convertible and not exchangeable into shares issued by the Issuer; and (iii) the Offer will be intended exclusively for Professional Investors.The Offer shall be registered with ANBIMA within 7 (seven) days from the date of publication of the Offer closing announcement, pursuant to articles 15 and 18 of the "Rules and Procedures for Public Offerings", as in force, an integral part of the "ANBIMA Self-Regulation Code for Structuring, Coordination and Distribution of Public Offerings of Securities and Public Takeover Offers", as in force.Automatic registration of the Offer was requested on June 26, 2026.4 ESTIMATED SCHEDULE OF OFFER STAGESBelow is an estimated schedule of the main stages of the Offer:No. EVENT (1) DATE (2) 1 Submission of electronic application form for the Offer to the CVM 06/26/2026 2 Publication of this Notice to the Market 06/26/2026 3 Bookbuilding Procedure 07/14/20264 Publication of market notice regarding the result of the Bookbuilding Procedure 07/15/2026 5 Registration of the Offer with the CVM 07/16/2026 6 Publication of the Start Announcement 07/16/20267 Financial Settlement Date of the Debentures 07/17/20268Maximum date for publication of the Closing Announcement Up to 180 days from the date of the Start Announcement (1) Any communications or announcements relating to the Offering shall be made available on the websites of the CVM, B3, the Issuer and the Coordinators, under the terms provided in article 13 of CVM Resolution 160. (2) The dates foreseen for future events are merely indicative and are subject to changes, delays, or early occurrence without prior notice, at the discretion of the Issuer and the Coordinators. Any modification to the distribution schedule must be communicated to the CVM and may be analyzed as a modification of the Offer, following the provisions of articles 67 and 69 of CVM Resolution 160.5 ADDITIONAL INFORMATIONAdditional information regarding the Issue, the Offer, the distribution and the Debentures may be obtained from the Coordinators or from the CVM.The capitalized terms used in this “Notice to the Market of the Public Offering for Distribution, of the 10th (Tenth) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Type, in up to 2 (Two) Series, for Public Distribution, under the Automatic Registration Rite, of AXIA Energia S.A.” (“Notice to the Market”), which are not defined herein, shall have the meaning assigned to them in the Indenture.REGISTRATION OF THE PRESENT PUBLIC DISTRIBUTION OFFER SHALL NOT IMPLY, ON THE PART OF THE CVM, GUARANTEE OF THE TRUTHFULNESS OF THE INFORMATION PROVIDED OR JUDGMENT ON THE QUALITY OF THE ISSUER, AS WELL AS ON THE DEBENTURES TO BE DISTRIBUTED. THE SECURITIES SUBJECT TO THE OFFER ARE PRIMARILY EXPOSED TO THE CREDIT RISK OF THE ISSUER.PLEASE READ CAREFULLY THE TERMS AND CONDITIONS OF THE INDENTURE, THE DEBENTURES SUMMARY AND THE ISSUER’S REFERENCE FORM BEFORE MAKING YOUR INVESTMENT DECISION, IN PARTICULAR THE “RISK FACTORS” SECTION OF THE ISSUER’S REFERENCE FORM AND THE DEBENTURES SUMMARY, FOR ASSESSMENT OF THE RISKS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE DEBENTURES.AN INVESTMENT INTENTION COLLECTION PROCEDURE SHALL BE CONDUCTED BY THE COORDINATORS PURSUANT TO ARTICLES 61 AND 62 OF CVM RESOLUTION 160.THE MARKET OFFER IS IRREVOCABLE, BUT MAY BE SUBJECT TO PREVIOUSLY INDICATED CONDITIONS THAT CORRESPOND TO A LEGITIMATE INTEREST OF THE ISSUER AND WHOSE IMPLEMENTATION DOES NOT DEPEND ON DIRECT OR INDIRECT ACTION BY THE ISSUER OR PERSONS LINKED TO IT, PURSUANT TO ARTICLE 58 OF CVM RESOLUTION 160.THE INFORMATION CONTAINED IN THIS MARKET NOTICE AND IN THE MARKET COMMUNICATIONS HAS NOT BEEN REVIEWED BY THE CVM, ANBIMA, OR ANY SELF-REGULATORY BODY.CONSIDERING THAT THE OFFER IS SUBJECT TO THE AUTOMATIC REGISTRATION PROCEDURE FOR DISTRIBUTION, REGISTRATION OF THE OFFER DOES NOT REQUIRE PRIOR ANALYSIS BY THE CVM AND ANBIMA. ACCORDINGLY, THE DOCUMENTS RELATING TO THE DEBENTURES AND THE OFFER HAVE NOT BEEN AND SHALL NOT BE SUBJECT TO REVIEW BY THE CVM AND/OR ANBIMA, INCLUDING, WITHOUT LIMITATION, THIS MARKET NOTICE AND ALL OTHER OFFER DOCUMENTS.FURTHER INFORMATION ABOUT THE ISSUER AND THE DISTRIBUTION MAY BE OBTAINED FROM THE COORDINATORS AND OTHER INSTITUTIONS PARTICIPATING IN THE DISTRIBUTION CONSORTIUM, OR FROM THE CVM.THIS MARKET NOTICE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES.THE DEBENTURES SHALL BE SUBJECT TO RESALE RESTRICTIONS, AS INDICATED IN ARTICLE 86, ITEM I, OF CVM RESOLUTION 160.Rio de Janeiro, June 26, 2026.LEAD COORDINATORCOORDINATORS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 2, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.